UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 Golf Two, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   38168C 101
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                                 (CUSIP Number)

                                  David Bennett
              1521 West Orangewood Avenue, Orange, California 92868
                                 (714) 350-7323
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2005
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   38168C 101

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                  1.  Names of Reporting Persons. I.R.S. Identification
                      Nos. of above persons (entities only).    DAVID BENNETT
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                 2.   Check the Appropriate Box if a Member of a Group (See
                      Instructions)
                      (a)
                      (b)
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                 3.   SEC Use Only
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                 4.   Source of Funds (See Instructions)            n/a
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                 5.   Check if Disclosure of Legal Proceedings Is Required
                      Pursuant to Items 2(d) or 2(e)
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                 6.   Citizenship or Place of Organization        U.S.
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Number of        7.   Sole Voting Power     0
                      ----------------------------------------------------------
Shares

Beneficially     8.   Shared Voting Power   0
                      ----------------------------------------------------------
Owned by

Each             9.   Sole Dispositive Power   0
                      ----------------------------------------------------------
Reporting

Person           10.  Shares Dispositive Power   0
                      ----------------------------------------------------------
With

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                 11.  Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0
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                 12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)
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                 13.  Percent of Class Represented by Amount in Row (11)  0%
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                 14.  Type of Reporting Person (See Instructions)
                       IN
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


ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Golf Two, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1521 West Orangewood Avenue, Orange, California 92868.

ITEM 2.  IDENTITY AND BACKGROUND
---------------------------------


(a) Name:                                David Bennett

(b) Business Address:                    1521 West Orangewood Avenue
                                         Orange, California 92868

(c) Present Principal Occupation:        Business consultant

(d) Disclosure of Criminal Proceedings:  Mr. Bennett has not been convicted in any criminal proceeding at any time.

(e) Disclosure of Civil Proceedings:     Mr. Bennett has not been subject to any
                                         judgment, decree or final order
                                         enjoining violations of or prohibiting
                                         or mandating activities subject to
                                         federal or state securities laws or
                                         finding any violations with respect to
                                         such laws.

(f) Citizenship:                         Mr. Bennett is a citizen of the U.S.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

n/a


ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

n/a


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Bennett beneficially owns no shares of the Issuer's common stock as follows:

(a) Mr. Bennett directly and personally owns no shares of the Issuer's total issued and outstanding shares.

(b) Mr. Bennett has no voting or dispositive power as to any shares.

(c) Mr. Bennett initially acquired the 3,000,000 shares he owned from the Issuer in exchange for founders' services; his spouse owned 166,667 shares purchased in the Issuer's offering conducted prior to the Issuer having become a reporting issuer. Collectively, they owned 3,166,667 shares, or 42.7% of the Issuer's issued and outstanding shares of common stock. On October 17, 2005, Mr. Bennett and his spouse sold their shares to third party purchasers in exchange for an aggregate total of $15,224.36, and pursuant to which Mr. Bennett would resign as the Issuer's officer and director.

(d) Not Applicable.

(e) October 17, 2005.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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On October 17, 2005, Mr. Bennett and his spouse sold their aggregate total of
3,166,667 shares to third party purchasers in exchange for an aggregate total of $15,224.36, and pursuant to which Mr. Bennett would resign as the Issuer's officer and director.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

n/a

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 2005
-------------------------------------------------------------------------
Date


/s/ David Bennett
-------------------------------------
David Bennett


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)